SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)(1)

FEIHE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, US $0.001 Par Value Per Share
(Title of Class of Securities)

025334103
(CUSIP Number)

Sequoia Capital China Growth Fund I, L.P.
Suite 2215, Two Pacific Place
88 Queensway
Hong Kong, PRC
Attention: Wendy Kok
Telephone: 852 25018989

Sequoia Capital U.S. Growth Fund IV, L.P.
3000 Sand Hill Road, 4-250
Menlo Park, CA 94025, USA
Attention: Melinda Dunn
Telephone: 650 854 3927

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D (this "Statement") constitutes Amendment No. 2 of the Schedule 13D on behalf of Max Wealth Enterprises Limited, Amendment No. 4 to the Schedule 13D on behalf of Sequoia Capital USGF Principals Fund IV, L.P. and Amendment No. 6 to the Schedule 13D on behalf of Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Management I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., Sequoia Capital China Growth Fund Management I, L.P., SC China Holding Limited, Neil Nanpeng Shen, Sequoia Capital U.S. Growth Fund IV, L.P., SCGF IV Management, L.P., and SCGF GenPar, Ltd.

The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025334103	Page 2 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China I, L.P. ("SCC I"); 20-3514012
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 24,612
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,612
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,612
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 3 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Partners Fund I, L.P ("SCC PTRS I"); 20-4387549
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 2,828
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,828
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,828
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 4 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Principals Fund I, L.P. ("SCC PRIN I"); 20-4887879
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 3,810
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,810
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,810
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 5 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Management I, L.P. ("SCC MGMT I"); 20-3348112
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
8
Shared Voting Power

31,250 shares of which 24,612 shares are directly held by SCC I, 2,828 shares are directly held by SCC PTRS I and 3,810 shares are directly held by SCC PRIN I. SCC MGMT I is the General Partner of SCC I, SCC PTRS I and SCC PRIN I.

	9	Sole Dispositive Power 0
10
Shared Dispositive Power

31,250 shares of which 24,612 shares are directly held by SCC I, 2,828 shares are directly held by SCC PTRS I and 3,810 shares are directly held by SCC PRIN I. SCC MGMT I is the General Partner of SCC I, SCC PTRS I and SCC PRIN I.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,250
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 6 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Fund I, L.P. ("SCCGF I"); 26-0205433
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 443,397
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 443,397
11	Aggregate Amount Beneficially Owned by Each Reporting Person 443,397
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 7 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Partners Fund I, L.P. ("SCCGF PTRS I"); 98-0577548
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 10,575
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,575
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,575
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 8 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China GF Principals Fund I, L.P. ("SCCGF PRIN I"); 33-1190310
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 54,395
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 54,395
11	Aggregate Amount Beneficially Owned by Each Reporting Person 54,395
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 9 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Fund Management I, L.P. ("SCCGF MGMT I"); 26-0204337
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
8
Shared Voting Power

508,367 shares of which 443,397 shares are directly held by SCCGF I, 10,575 shares are directly held by SCCGF PTRS I and 54,395 shares are directly held by SCCGF PRIN I. SCCGF MGMT I is the General Partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

	9	Sole Dispositive Power 0
10
Shared Dispositive Power

508,367 shares of which 443,397 shares are directly held by SCCGF I, 10,575  shares are directly held by SCCGF PTRS I and 54,395 shares are directly held by SCCGF PRIN I. SCCGF MGMT I is the General Partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 508,367
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.4%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 10 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited ("SCC HOLD");
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 539,617 shares. SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. See Item 5.
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 539,617 shares. SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. See Item 5.
11	Aggregate Amount Beneficially Owned by Each Reporting Person 539,617
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.6% (see Item 5)
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 025334103	Page 11 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Max Wealth Enterprises Limited ("MAX")
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 025334103	Page 12 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 23,333 shares, of which 12,000 shares are issuable upon the exercise of options exercisable within 60 days of January 31, 2012.
8
Shared Voting Power

539,617 shares of which 24,612 shares are directly held by SCC I, 2,828 are directly held by SCC PTRS I, 3,810 shares are directly held by SCC PRIN I, 443,397 shares are directly held by SCCGF I, 10,575 shares are directly held by SCCGF PTRS I and 54,395 shares are directly held by SCCGF PRIN I.  SNP China Enterprises Limited ("SNP") is the Director of SCC HOLD, which is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.  SCC HOLD is wholly owned by SNP, a company wholly owned by Neil Nanpeng Shen.  Neil Nanpeng Shen disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

	9	Sole Dispositive Power 23,333 shares, of which 12,000 shares are issuable upon the exercise of options exercisable within 60 days of January 31, 2012.
10
Shared Dispositive Power

539,617 shares of which 24,612 shares are directly held by SCC I, 2,828 are directly held by SCC PTRS I, 3,810 shares are directly held by SCC PRIN I, 443,397  shares are directly held by SCCGF I, 10,575 shares are directly held by SCCGF PTRS I and 54,395 shares are directly held by SCCGF PRIN I.  SNP is the Director of SCC HOLD, which is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.  SCC HOLD is wholly owned by SNP, a company wholly owned by Neil Nanpeng Shen.  Neil Nanpeng Shen disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 562,950
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.7% (see Item 5)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 025334103	Page 13 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital U.S. Growth Fund IV, L.P. ("SCGF IV"); 98-0589567
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 199,666
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 199,666
11	Aggregate Amount Beneficially Owned by Each Reporting Person 199,666
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 14 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital USGF Principals Fund IV, L.P. ("SCGF PRIN IV"); 98-0619227
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 8,667
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,667
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,667
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 15 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) SCGF IV Management, L.P. ("SCGF MGMT IV"); 98-0589559
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 208,333 shares of which 199,666 are directly held by SCGF IV and 8,667 shares are directly held by SCGF PRIN IV. SCGF MGMT IV is the General Partner of SCGF IV and SCGF PRIN IV.
	9	Sole Dispositive Power 0
10
Shared Dispositive Power
208,333 shares of which 199,666 are directly held by SCGF IV and 8,667 shares are directly held  by  SCGF PRIN IV. SCGF MGMT IV is the General Partner of SCGF IV and SCGF PRIN IV.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 208,333
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 16 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) SCGF GenPar, Ltd ("SCGF GP"); 98-0603717
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 208,333 shares. SCGF GP is the General Partner of SCGF MGMT IV. See Item 5.
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 208,333 shares. SCGF GP is the General Partner of SCGF MGMT IV. See Item 5.
11	Aggregate Amount Beneficially Owned by Each Reporting Person 208,333
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 025334103	Page 17 of 22

Except as set forth below, the previous Schedule 13D, as amended prior to the date hereof, remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such previous Schedule 13D.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto and to previous Schedule 13D filings is expressly incorporated herein by reference and the response to each item of this Statement is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 5.  Purpose of Transaction

Item 5 is amended and restated as follows:

(a) As of November 7, 2011, there were 21,026,791 shares of Common Stock outstanding.

The Reporting Persons may be deemed to share beneficial ownership of 771,283 shares of Common Stock, which constitute approximately 3.7% of the outstanding shares of Common Stock of the Company. The filing of this Statement shall not be construed as an admission that the Reporting Persons share beneficial ownership of these shares.

SCC I directly holds 24,612 shares of Common Stock, which constitute approximately 0.1% of the outstanding shares of Common Stock. SCC PTRS I directly holds 2,828 shares of Common Stock, which constitute less than 0.1% of the outstanding shares of Common Stock. SCC PRIN I directly holds 3,810 shares of Common Stock, which constitute less than 0.1% of the outstanding shares of Common Stock. SCC MGMT I, as the general partner of SCC I, SCC PTRS I and SCC PRIN I, may be deemed to beneficially own an aggregate of 31,250 shares of Common Stock, which constitute approximately 0.1% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner of SCC I, SCC PTRS I and SCC PRIN I, SCC MGMT I expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCC MGMT I is a beneficial owner of 31,250 shares of Common Stock.

SCCGF I directly holds 443,397 shares of Common Stock, which constitute approximately 2.1% of the outstanding shares of Common Stock. SCCGF PTRS I directly holds 10,575 shares of Common Stock, which constitute approximately 0.1% of the outstanding shares of Common Stock. SCCGF PRIN I directly holds 54,395 shares of Common Stock, which constitute approximately 0.3% of the outstanding shares of Common Stock. SCCGF MGMT I, as the general partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I, may be deemed to beneficially own an aggregate of 508,367 shares of Common Stock, which constitute approximately 2.4% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I, SCCGF MGMT I expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCCGF MGMT I is a beneficial owner of 508,367 shares of Common Stock.

CUSIP No. 025334103	Page 18 of 22

SCC HOLD, as the general partner of SCC MGMT I and SCCGF MGMT I, may be deemed to beneficially own an aggregate of 539,617 shares of Common Stock, which constitute approximately 2.6% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner of SCC MGMT I and SCCGF MGMT I, SCC HOLD expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCC HOLD is a beneficial owner of 539,617 shares of Common Stock.  SNP is the Director of SCC HOLD.

MAX is no longer the beneficial holder of any shares of Common Stock.

SCGF IV directly holds 199,666 shares of Common Stock, which constitute approximately 0.9% of the outstanding shares of Common Stock. SCGF PRIN IV directly holds 8,667 shares of Common Stock, which constitute less than 0.1% of the outstanding shares of Common Stock.  SCGF MGMT IV, as the general partner of SCGF IV and  SCGF PRIN IV, may be deemed to beneficially own an aggregate of 208,333 shares of Common Stock, which constitute approximately 1.0% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner of SCGF IV and SCGF PRIN IV, SCGF MGMT IV expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCGF MGMT IV is a beneficial owner of 208,333 shares of Common Stock. SCGF GP, as the general partner of SCGF MGMT IV, may be deemed to beneficially own an aggregate of 208,333 shares of Common Stock, which constitute approximately 1.0% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner of SCGF MGMT IV, SCGF GP expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCGF GP is a beneficial owner of 208,333 shares of Common Stock.

Neil Nanpeng Shen directly holds 23,333 shares, of which 12,000 shares are issuable upon the exercise of options exercisable within 60 days of January 31, 2012, for which he holds sole voting and dispositive power.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by another member of the group.

(b)           The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in such Reporting Persons cover pages hereof.

(c)           During the 60 days prior to the filing date of this Statement, the following transactions were effected by the Reporting Persons:

On January 31, 2012, the third installment of the redemption described in Item 4 closed.  SCC I redeemed 24,613 shares of Common Stock for $590,700.00; SCC PTRS I redeemed 2,828 shares of Common Stock for $67,875.00; SCC PRIN I redeemed 3,809 shares of Common Stock

CUSIP No. 025334103	Page 19 of 22

for $91,425.00; SCCGF I redeemed 363,417 shares of Common Stock for $8,721,997.50; SCCGF PTRS I redeemed 8,666 shares of Common Stock for $207,997.50; SCCGF PRIN I redeemed 44,583 shares of Common Stock for $1,070,002.50; SCGF IV redeemed 199,667 shares of Common Stock for $4,792,000.50; and SCGF PRIN IV redeemed 8,667 shares of Common Stock for $208,002.00, in each case together with accrued interest as provided for in the Redemption Agreement.

(d)           No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased under the Subscription Agreement.

(e)           The Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities on January 31, 2012.

Item 7. Material Filed as Exhibits

99.1	Joint Filing Agreement dated April 29, 2011, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on April 29, 2011).

99.2
Subscription Agreement dated August 11, 2009, by and among American Dairy, Inc. and the Purchasers (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on September 4, 2009).

99.3
Assignment and Assumption dated August 20, 2009, by and among Sequoia Capital Growth Fund I, L.P., Sequoia Capital Growth Partners III, L.P., Sequoia Capital Growth III Principals Fund, Sequoia Capital U.S. Growth Fund IV, L.P. and American Dairy, Inc. (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on September 4, 2009).

99.4
Registration Rights Agreement dated August 26, 2009, by and among American Dairy, Inc. and the Purchasers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company (then American Dairy Inc.) on August 26, 2009).

99.5
Redemption Agreement dated February 1, 2011, by and among Feihe International, Inc. and the Sellers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on February 2, 2011).

CUSIP No. 025334103	Page 20 of 22

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: January 31, 2012

SEQUOIA CAPITAL CHINA I, L.P.
SEQUOIA CAPITAL CHINA PARTNERS FUND I, L.P.
SEQUOIA CAPITAL CHINA PRINCIPALS FUND I, L.P.

By: Sequoia Capital China Management I, L.P.
A Cayman Islands exempted limited partnership
General Partner of Each

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Wendy Kok
Name: Wendy Kok
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P.
SEQUOIA CAPITAL CHINA GROWTH PARTNERS FUND I, L.P.
SEQUOIA CAPITAL CHINA GF PRINCIPALS FUND I, L.P.

By: Sequoia Capital China Growth Fund Management I, L.P.
A Cayman Islands exempted limited partnership
General Partner of Each

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Wendy Kok
Name: Wendy Kok
Authorized Signatory

CUSIP No. 025334103	Page 21 of 22

SEQUOIA CAPITAL CHINA MANAGEMENT I, L.P.
SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P.

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Wendy Kok
Name: Wendy Kok
Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Wendy Kok
Name: Wendy Kok
Authorized Signatory

MAX WEALTH ENTERPRISES LIMITED

By: /s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen, Owner and Director

NEIL NANPENG SHEN

By: /s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen

SEQUOIA CAPITAL U.S. GROWTH FUND IV, L.P.
SEQUOIA CAPITAL USGF PRINCIPALS FUND IV, L.P.

By: SCGF IV Management, L.P.
A Cayman Islands exempted limited partnership
Its General Partner

By: SCGF GenPar, Ltd
A Cayman Islands limited liability company
Its General Partner

/s/ Michael Moritz
Managing Director

CUSIP No. 025334103	Page 22 of 22

SCGF IV MANAGEMENT, L.P.

By: SCGF GenPar, Ltd
A Cayman Islands limited liability company
Its General Partner

/s/ Michael Moritz
Managing Director

SCGF GENPAR, LTD

/s/ Michael Moritz
Managing Director